UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 1-12815
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company N.V.
Oostduinlaan 75
2596 JJ The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Chicago Bridge & Iron Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Calvetti, Ferguson & Wagner, P.C.
Houston, Texas
June 27, 2011

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets

Cash	$—	$8,980

Investments, at fair value	539,132,800	452,225,060

Employer contribution receivable	19,962,027	22,915,822

Notes receivable from participants	9,008,360	8,124,835

Total Assets	$568,103,187	$483,274,697

Liabilities

Corrective distribution payable	197,053	908,371

Net assets available for benefits, at fair value	$567,906,134	$482,366,326

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(1,769,910)	(1,327,248)

Net assets available for benefits	$566,136,224	$481,039,078

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2010
Additions to net assets attributed to:
Net appreciation in value of investments	$59,998,909
Investment income	9,653,966
Contributions:
Employer	29,895,960
Participants	28,461,229
Rollovers	2,255,964

Total additions	130,266,028

Deductions to net assets attributed to:
Distributions to participants	44,892,040
Corrective distributions	197,053
Administrative expenses	79,789

Total deductions	45,168,882

Net increase	85,097,146

Net Assets Available for Benefits:
Beginning of year	481,039,078

End of year	$566,136,224

The accompanying notes are an integral part of these financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010
1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM
The following provides a summary of the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). T. Rowe Price Trust Company (the “Trustee”) and T. Rowe Price Retirement Plan Services, Inc. serve as trustee and record keeper, respectively, for the Plan.
Participant and Company Contributions—Contributions to the Plan are comprised of employee 401(k) voluntary salary deferrals, discretionary Company 401(k) matching contributions and discretionary annual Company contributions.
•
Participant and Company Matching Contributions—Participants may contribute amounts on a pre-tax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the lower of dollar limits set by the Internal Revenue Service (the “IRS”) or percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time.

The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For the 2010 plan year, the Company elected to match the participants’ contributions up to 3% of total cash compensation, with the exception of union participants, whose Company matching contribution is determined by their negotiated union contract.

•
Annual Company Contribution—The Company may elect, at its sole discretion, to contribute from 5% to 12% of annual participant total cash compensation (including overtime and incentive compensation), subject to Company performance and the IRS limits on compensation deferrals. The annual Company contribution is allocated to each eligible participant following the end of the Plan year for which the contribution was made. Eligible participants for the annual Company contribution include individuals that: (i) worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) were employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived). Union employees are not eligible for the annual Company contribution. For 2010, the annual Company contribution percentage for the Plan was 6% of eligible compensation and amounted to $19,811,551, net of forfeitures of approximately $2,823,141.

Participant Accounts—Individual accounts are maintained for each Plan participant. Participant contributions and Company match and annual contributions are allocated to investments within each participant account based upon participant-directed percentages. Investment earnings of funds are allocated to participant accounts based upon the participant’s relative percentage ownership of the total applicable fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include: (i) mutual funds investing in equities and bonds (including certain mutual funds beyond the Trustee’s family of funds), (ii) a stock fund (which invests in the common stock of Chicago Bridge & Iron Company N.V., CB&I’s parent), and (iii) common collective trust funds. Participants may transfer account balances among investment options; however, interfund transfers to the Company stock fund from other investment options are not permissible under the Plan.
Vesting—Participant contributions and all earnings on those contributions are immediately 100% vested. Company 401(k) matching contributions vest 100% after three years of service with the Company. The annual Company contributions for Plan years through 2006 vest 100% after five years of service with the Company, while annual Company contributions for subsequent Plan years vest 100% after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to death, disability, retirement, or a reduction-in-force termination, are granted full vesting in Company contributions.
Participant Loans—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Loans bear interest based on a fixed rate initially determined based on the Wall Street Journal published prime rate plus a margin of 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Repayments of principal and interest are credited to the funds in which the participant’s deferrals and Company contributions are invested.
Payment of Benefits—Upon death, disability, retirement, or termination of employment, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service withdrawals and withdrawals for financial hardship. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.
Forfeitures—Forfeited accounts, representing the unvested portion of Company contributions, are used to reduce future Company contributions to eligible participant accounts.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the Unites States of America (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The categorization of the Plan’s financial instruments within the valuation hierarchy (as provided in Note 4) is based upon the lowest level of input that is significant to the fair value measurement. Investments that are valued using quoted market prices are classified within level 1 of the valuation hierarchy and assets that are valued using internally-developed models that use readily observable market parameters (quoted market prices for similar assets and liabilities in active markets), are classified within level 2 of the valuation hierarchy. In some cases, assets may be valued based upon models with significant unobservable market parameters and would be classified within level 3 of the valuation hierarchy. The Plan did not have any level 3 classifications as of December 31, 2010 or 2009.

The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value:
•
Common Stock and Mutual Funds—The fair values are based on quoted market prices on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy (market approach).

•	Common Collective Trust Funds—
•
Stable Value Fund—The fund is comprised of guaranteed investment contracts, wrap contracts and various other contracts. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract (income approach). The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes (cost approach). For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at the close of business on the valuation date (market approach). Therefore, the fund’s fair value is classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions.

•
Equity Index Trust Fund—The Net Asset Value (“NAV”), provided by the fund administrator, is classified within level 2 of the valuation hierarchy. Although the NAV’s unit price is quoted on a private market that is not active, the unit price is based on underlying investments which are traded on an active market (market approach).

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
New Accounting Standards— In the first quarter of 2010, certain disclosure provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2010-06 became effective. This standard clarified existing fair value requirements under the FASB Accounting Standards Codification’s (“ASC”) Fair Value Measurements and Disclosures Topic 820, including the level of disaggregation required for fair value disclosures and disclosure of the valuation techniques and inputs used in estimating level 2 and level 3 fair value measurements. The Plan’s adoption of this standard did not have a material impact on the Plan’s statement of net assets available for benefits.
In the fourth quarter of 2010, FASB ASU 2010-25 became effective for the Plan. This standard clarified existing fair value presentation under FASB ASC Topic 962, Plan Accounting — Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest on the Statement of Net Assets Available for Benefits. In accordance with this standard, participant loans have been reclassified from their historical presentation as a component of investments, at fair value, to notes receivable from participants, at December 31, 2010 and 2009.
Subsequent Events—The Plan evaluated all events and transactions that occurred through June 27, 2011, the date these financial statements were issued.

3. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 or 2009 (at fair value unless otherwise noted):

	December 31,
	2010	2009

T. Rowe Price Blue Chip Growth Fund	$52,023,852	$46,094,778
T. Rowe Price Stable Value Fund (at contract value) (1)	47,198,131	42,870,535
T. Rowe Price Balanced Fund	47,014,232	43,028,688
T. Rowe Price Summit Cash Reserves Fund	43,420,847	44,959,505
T. Rowe Price Equity Income Fund	43,381,768	39,185,132
T. Rowe Price New Horizons Fund	35,157,334	25,599,396
American Europacific Growth Fund	34,276,323	31,027,701
T. Rowe Price Spectrum Income Fund	31,289,101	28,722,349
Chicago Bridge & Iron Company N.V. Common Stock (2)	29,948,365	18,771,863

(1)	The fair value of this fully benefit-responsive investment totaled $48,968,041 and $44,197,783 at December 31, 2010 and 2009, respectively.

(2)	Investment does not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2009.
During 2010, the Plan’s investments (including gains and losses on investments bought, sold, and/or held during the year) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2010
Mutual funds	$45,105,681
Common stock	11,800,988
Common collective trust funds	3,092,240

Total	$59,998,909

Risks and Uncertainties—The Plan provides for investments in various securities, which are exposed to interest rate, credit, and/or overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the value of investments reported in the statements of net assets available for benefits.

4. FAIR VALUE MEASUREMENTS
The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2010 and 2009, respectively, by investment type and valuation hierarchy level:

	December 31, 2010
	Quoted Market	Significant	Significant	Total Fair Value
	Prices in Active	Observable	Unobservable	in the Statement of
	Markets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Net Assets
Common Stock	$29,948,365	$—	$—	$29,948,365
Mutual Funds	436,214,932	—	—	436,214,932
Common Collective Trust Funds:
Stable Value Fund	—	48,968,041	—	48,968,041
Equity Index Trust Fund	—	24,001,462	—	24,001,462

Total Investments at Fair Value	$466,163,297	$72,969,503	$—	$539,132,800

	December 31, 2009
	Quoted Market	Significant	Significant	Total Fair Value
	Prices in Active	Observable	Unobservable	in the Statement of
	Markets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Net Assets
Common Stock	$18,771,863	$—	$—	$18,771,863
Mutual Funds	368,543,299	—	—	368,543,299
Common Collective Trust Funds:
Stable Value Fund	—	44,197,783	—	44,197,783
Equity Index Trust Fund	—	20,712,115	—	20,712,115

Total Investments at Fair Value	$387,315,162	$64,909,898	$—	$452,225,060

5. RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500
As previously discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of the financial statements to the Form 5500 for net assets available for benefits and the change in net assets available for benefits:

	December 31,
Net Assets Available for Benefits	2010	2009
Net assets available for benefits — financial statement	$566,136,224	$481,039,078
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	1,769,910	1,327,248

Net assets available for benefits — Form 5500	$567,906,134	$482,366,326

Year Ended
December 31,
Change in Net Assets Available for Benefits	2010
Net increase in assets available for benefits — financial statement	$85,097,146
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	1,769,910
Prior year	(1,327,248)

Net increase in assets available for benefits — Form 5500	$85,539,808

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. TAX STATUS
The Plan received a determination letter from the IRS dated February 13, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.
8. PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Plan are managed by the Trustee, and therefore, all transactions involving these investments qualify as party-in-interest transactions under the provisions of ERISA. The Plan also invests in shares of common stock of CB&I’s parent and all transactions involving shares of CB&I’s parent also qualify as party-in-interest transactions. All of these transactions are exempt from ERISA’s prohibited transactions rules.

Supplemental Schedule

CHICAGO BRIDGE & IRON SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
(Employer Identification Number 06-1477022, Plan Number 001)

		(c) Description of Investment
		including maturity date,
	(b) Identity of Issuer, Borrower,	rate of interest, collateral,	(e) Current
(a)	Lessor or Similar Party	par or maturity value	Value

		Mutual Funds:
*	T. Rowe Price	Blue Chip Growth Fund	$52,023,852
*	T. Rowe Price	Balanced Fund	47,014,232
*	T. Rowe Price	Summit Cash Reserves Fund	43,420,847
*	T. Rowe Price	Equity Income Fund	43,381,768
*	T. Rowe Price	New Horizons Fund	35,157,334
*	T. Rowe Price	Spectrum Income Fund	31,289,101
*	T. Rowe Price	Small Cap Value Fund	28,092,554
*	T. Rowe Price	Capital Appreciation Fund	17,846,701
*	T. Rowe Price	Retirement 2020 Fund	17,384,411
*	T. Rowe Price	Spectrum Growth Fund	16,526,671
*	T. Rowe Price	Retirement 2025 Fund	12,254,035
*	T. Rowe Price	Retirement 2015 Fund	12,246,960
*	T. Rowe Price	Retirement 2030 Fund	8,719,858
*	T. Rowe Price	Retirement 2010 Fund	8,158,196
*	T. Rowe Price	Retirement 2035 Fund	5,684,273
*	T. Rowe Price	Retirement 2040 Fund	4,977,467
*	T. Rowe Price	Retirement 2045 Fund	4,007,876
*	T. Rowe Price	Retirement 2050 Fund	3,726,227
*	T. Rowe Price	Retirement 2005 Fund	1,756,173
*	T. Rowe Price	Retirement 2055 Fund	1,717,005
*	T. Rowe Price	Trade Link Investments Account	1,453,306
*	T. Rowe Price	Retirement Income Fund	1,366,377
	American Funds	Europacific Growth Fund	34,276,323
	Vanguard	Bond Market Index	3,733,385

			$436,214,932
		Common Collective Trust Funds:
*	T. Rowe Price	Stable Value Fund	48,968,041
*	T. Rowe Price	Equity Index Trust Fund	24,001,462

			$72,969,503

*	Chicago Bridge & Iron Company N. V.	Common Stock	29,948,365

	Total Investments at Fair Value		$539,132,800

*	Participant Loans	Varying maturities and interest rates ranging from 4.25% to 10.5%	9,008,360

	Total Assets Held at End of Year		$548,141,160

*	Represents a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 27, 2011

CHICAGO BRIDGE & IRON SAVINGS PLAN
By:	/s/ Stephen H. Dimlich, Jr.
Stephen H. Dimlich, Jr.
Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

By:	/s/ Westley S. Stockton
Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti, Ferguson & Wagner, P.C.